Filed Pursuant to Rule 424(b)(3)

File No. 333-153862

Account Statement

(Prepared from books without audit)

For the month ended March 31, 2011

STATEMENT OF INCOME

Trading Income (Loss)	Month to Date Total		Year to Date Total
Realized Trading Income (Loss)		$4,622,640		$20,859,065
Change In Unrealized Income (Loss)		-23,470,744		-10,700,361
Brokerage Commission		-311,951		-618,613
Exchange, Clearing Fee and NFA Charges		-173,681		-433,690
Other Trading Costs		-654,588		-2,322,800
Change in Accrued Commission		2,872		-54,468

Net Trading Income (Loss)		-19,985,452		6,729,133

Other Income	Month to Date Total		Year to Date Total
Interest, U.S. Obligations		$237,201		$669,453
Interest, Other		84,917		269,665
U.S. Government Securities Gain (Loss)		0		0
Dividend Income		33,962		33,962

Total Income (Loss)		-19,629,372		7,702,213

Expenses	Month to Date Total		Year to Date Total
Management Fee		$0		$0
Incentive Fee		-2,293,716		1,655,846
Operating Expenses		189,558		571,596
Organization and Offering Expenses		216,826		653,464
Brokerage Expenses		4,515,948		13,659,602
Dividend Expenses		40,063		40,063

Total Expenses		2,668,679		16,580,571

Net Income (Loss)	-$	22,298,051	-$	8,878,358

Statement of Changes in Net Asset Value	Month to Date Total		Year to Date Total
Beginning Balance		$914,908,729		$891,912,771
Additions		13,983,909		37,119,010
Net Income (Loss)		-22,298,051		-8,878,358
Redemptions		-9,208,427		-22,767,263

Balance at MARCH 31, 2011		$897,386,160		$897,386,160

PERFORMANCE SUMMARY BY CLASS

Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,476.735	42,839.21929	$63,262,160	-2.48%	-0.80%
B	$1,258.645	485,714.76551	$611,342,432	-2.53%	-0.96%
Legacy 1	$1,022.499	6,566.95991	$6,714,707	-2.21%	-0.24%
Legacy 2	$1,016.584	9,312.84882	$9,467,296	-2.22%	-0.31%
Global 1	$978.095	12,317.00707	$12,047,199	-1.85%	-0.64%
Global 2	$971.172	21,562.18328	$20,940,580	-1.89%	-0.70%
Global 3	$934.709	185,738.94342	$173,611,787	-2.01%	-1.20%

To the best of my knowledge and belief the information contained herein is accurate and complete.

David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership

Grant Park Fund March 2011 Update

April 21, 2011

Supplement dated April 21, 2011 to Prospectus dated April 1, 2010

Class	March ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.5%	-0.8%	$63.3M	$1,476.74
B	-2.5%	-1.0%	$611.3M	$1,258.65
Legacy 1	-2.2%	-0.2%	$6.7M	$1,022.50
Legacy 2	-2.2%	-0.3%	$9.5M	$1,016.58
Global 1	-1.9%	-0.6%	$12.0M	$978.10
Global 2	-1.9%	-0.7%	$20.9M	$971.17
Global 3	-2.0%	-1.2%	$173.6M	$934.71

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Grains/Foods: Corn and wheat prices generally fell after the United States Department of Agriculture reported upcoming harvests may produce near-record supplies. Adding to the decline in grains prices was weak demand from China for U.S crops. In the livestock markets, strong U.S. meat export data led to rallies in the live cattle and lean hogs markets.

Currencies: The Swiss franc posted gains as ongoing tension in Libya and the Japanese earthquake increased demand for safe-haven currencies. Comments made by the European Central Bank alluding to a potential interest rate hike in the Eurozone caused the euro to strengthen over major counterparts.

Energy: Crude oil markets rallied, predominantly led higher by global turmoil. Supply concerns caused by unrest in Libya, strong economic data, and optimistic recovery forecasts for Japan combined to move crude oil prices higher. Natural gas finished nearly 9% higher for the month on speculation that Japanese demand for alternative fuels would increase due to ongoing turmoil at some of the nation’s key nuclear power plants.

Equities: The Japanese Nikkei 225 fell in excess of 10% amidst concerns regarding the economic outlook for the nation following the recent earthquake and threats of a radiation leak at a key nuclear power plant. European equity markets also finished lower on renewed fears surrounding the financial stability of Spain and Portugal which weighed on investor sentiment.

Fixed Income: U.S. fixed-income markets predominantly declined because of liquidations prompted by optimistic employment and U.S. growth data. Intra-month gains in the U.S. equity markets also played a role in moving debt prices lower.

Metals: Precious metals markets experienced gains as ongoing tension in Libya buoyed demand for safe-haven assets. The base metals markets moved generally lower as production disruptions in Japan and reports showing a Chinese trade deficit weighed on prices.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.